Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-239558

August 3, 2020

APACHE CORPORATION

PRICING TERM SHEET

$500,000,000 4.625% Notes due 2025

$750,000,000 4.875% Notes due 2027

Issuer:	Apache Corporation

Expected Ratings*:	Ba1 (neg)/ BB+ (neg)/ BB+ (stable) (Moody’s/S&P/Fitch)

Offering Format:	SEC Registered

Trade Date:	August 3, 2020

Settlement Date:	T+10; August 17, 2020

4.625% Notes due 2025

Principal Amount:	$500,000,000

CUSIP / ISIN:	037411 BH7 / US037411BH70

Maturity Date:	November 15, 2025

Public Offering Price:	100% of principal amount

Net Proceeds to the Issuer Before Expenses:	$495,000,000

Coupon:	4.625% per year (payable semi-annually)

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2021

Benchmark Treasury:	UST 0.25% due July 31, 2025

Spread to Benchmark Treasury:	+441 basis points

Yield to Maturity:	4.625%

Redemption Provisions:

The 2025 Notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part.

If the 2025 Notes are redeemed before the date that is three months prior to their maturity date, such notes may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the 2025 Notes had matured on the 2025 Notes Par Call Date (as defined below) discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 50 basis points;

plus, in each case, accrued and unpaid interest to the date of redemption.

If the 2025 Notes are redeemed on or after the date that is three months prior to their maturity date (the 2025 Notes Par Call Date), such notes may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

4.875% Notes due 2027

Principal Amount:	$750,000,000

CUSIP / ISIN:	037411 BJ3 / US037411BJ37

Maturity Date:	November 15, 2027

Public Offering Price:	100% of principal amount

Net Proceeds to the Issuer Before Expenses:	$742,500,000

Coupon:	4.875% per year (payable semi-annually)

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2021

Benchmark Treasury:	UST 0.375% due July 31, 2027

Spread to Benchmark Treasury:	+448 basis points

Yield to Maturity:	4.875%

Redemption Provisions:

The 2027 Notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part.

If the 2027 Notes are redeemed before the date that is six months prior to their maturity date, such notes may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the 2027 Notes had matured on the 2027 Notes Par Call Date (as defined below) discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 50 basis points;

plus, in each case, accrued and unpaid interest to the date of redemption.

If the 2027 Notes are redeemed on or after the date that is six months prior to their maturity date (the 2027 Notes Par Call Date), such notes may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

Other Information

Denominations:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

BMO Capital Markets Corp.

Scotia Capital (USA) Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

Co-Managers:	Capital One Securities, Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. ING Financial Markets LLC SG Americas Securities, LLC Academy Securities, Inc.

Changes to Preliminary Prospectus Supplement

The Issuer has increased the offering size of the notes from $1,000,000,000 aggregate principal amount to $1,250,000,000 aggregate principal amount, and all corresponding references in the Preliminary Prospectus Supplement relating to the aggregate principal amount of the notes offered are hereby updated.

*Note: A security rating is not a recommendation to buy, sell or hold securities, it may be revised or withdrawn at any time by the assigning rating organization, and each rating presented should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-866-803-9204.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.